UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Rule 13d-102)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

CYTRX CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

232828509

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232828509	Page 2 of 5

1.	NAMES OF REPORTING PERSONS. Gene Z. Salkind, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 53,000
	6.	SHARED VOTING POWER 6,071,467
	7.	SOLE DISPOSITIVE POWER 53,000
	8.	SHARED DISPOSITIVE POWER 6,071,467
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 6,124,467
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 232828509	Page 3 of 5

Item 1(a).	Name of Issuer.

The name of the issuer is CytRx Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 11726 San Vicente Blvd., Suite 650, Los Angeles, California 90049.

Item 2(a).	Name of Person Filing.

The name of the persons filing is:

(i) Gene Z. Salkind, M.D. (“Dr. Salkind”);

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

The business address of the Reporting Person is 727 Welsh Road, Suite 108, Huntingdon Valley, Pennsylvania 19006.

Item 2(c).	Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

The CUSIP number is 232828509.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the Issuer’s Amendment to its Prospectus Supplement (to Prospectus dated June 17, 2016, Registration No. 333-208803), filed on December 14, 2016, where it is indicated that there were a total of 116,340,956 shares of Common Stock issued and outstanding as of the completion of the offering of the shares referred to therein.

CUSIP NO. 232828509	Page 4 of 5

A.	Dr. Salkind

(a)	Amount beneficially owned: 6,124,467.

(b)	Percent of class: 5.3%.

(c)	Number of shares as to which Dr. Salkind has:

(i)	Sole power to vote or direct the vote: 53,000.

(ii)	Shared power to vote or direct the vote: 6,071,467.

(iii)	Sole power to dispose or direct the disposition: 53,000.

(iv)	Shared power to dispose or direct the disposition: 6,071,467.

The 6,071,467 shares of Common Stock beneficially owned by the Reporting Person (i.e., over which the Reporting Person has shared voting and dispositive power) are owned as joint tenants with the right of survivorship (4,110,299 shares) and as co-trustee of three separate trusts (the first trust holds 102,472 shares; the second trust holds 1,761,510 shares; and the third trust holds 97,186 shares).

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

By:	/s/ Gene Z. Salkind
	Name:	Gene Z. Salkind, M.D.